Exhibit 99.1

24 October 2019

Midatech Pharma PLC

(“Midatech” or the “Company”)

Midatech's MTX110 Receives Orphan Designation for DIPG

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), an R&D biotechnology company focused on delivering innovative oncology and rare disease products to patients, is pleased to announce that the U.S. Food and Drug Administration (“FDA”) has granted the Company orphan drug designation for MTX110 for the treatment of patients with Malignant Glioma, including Diffuse Intrinsic Pontine Glioma (“DIPG”), a rare and fatal form of childhood brain cancer. MTX110 is a novel solubilised formulation of the HDAC-inhibitor panobinostat that is currently being evaluated in an ongoing combined Phase 1 (safety) and Phase II (efficacy) programme in patients with DIPG.

MTX110 is designed for the treatment of childhood brain cancers such as DIPG, an ultra-rare highly aggressive and inoperable tumour located in the brain stem, that is universally fatal with an average life expectancy of 7 to 9 months. Midatech is also evaluating MXT110 for the treatment of other childhood brain cancers such as Medulloblastoma, and also Glioblastoma Multiforme ("GBM") which is a fast-growing form of brain cancer in adults.

Commenting Craig Cook, CEO of Midatech said: "Receiving orphan drug designation for MTX110 is another important milestone to emerge from our innovative MTX110 programme, based on our MidaSolve technology. We are pleased with the progress we are making in the clinic at present and hope to ultimately demonstrate that MTX110 can serve as a safe and effective treatment option for these patients. We look forward to providing further updates as the development programme progresses."

Orphan designation by the FDA is granted to support the development of drugs that target rare diseases with high unmet needs, affecting 200,000 or fewer U.S. patients annually, and that are expected to provide significant therapeutic advantage over existing treatments. Orphan designation qualifies a company for benefits that apply across all stages of drug development, including an accelerated approval process, seven years of market exclusivity upon regulatory approval, if received, tax credits for qualified U.S. clinical trials, eligibility for orphan drug grants, and exemption from certain administrative fees.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

For more information, please contact:

Midatech Pharma PLC
Dr Craig Cook, CEO Stephen Stamp, CFO
Tel: +44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Freddy Crossley, Emma Earl (Corporate Finance)
James Stearns (Corporate Broking)
Tel: +44 (0)20 7886 2500

IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

About MTX110

MTX110 Powder for Concentrate for Solution for Infusion is a water-soluble form of panobinostat free base, achieved through complexation with hydroxypropyl-β-cyclodextrin (HPBCD), that enables convection-enhanced delivery (CED) at potentially chemotherapeutic doses directly to the site of the tumor. Panobinostat is a hydroxamic acid and acts as a non-selective histone deacetylase inhibitor (pan-HDAC inhibitor).  The currently available oral formulation of panobinostat lactate (FarydakR) is not suitable for treatment of brain cancers owing to poor blood-brain barrier penetration and inadequate brain drug concentrations.  MTX110 takes the known active HDACi panobinostat (which is available in oral form only), and solubilises it into liquid form using Midatech's MidaSolve technology. This increases available routes of administration for panobinostat and is essential because the drug does not cross the blood-brain barrier effectively when given orally. MTX110 can therefore be delivered directly to a patient's tumour via a catheter system (Convection Enhanced Delivery, or "CED"), infused into and around the tumour under pressure, thereby bypassing the blood-brain barrier. This technique allows for high drug concentrations to be delivered to the tumour while simultaneously minimising systemic toxicity and other side effects. Panobinostat has demonstrated high potency against DIPG tumour cells in in vitro and in vivo models, and in a key study it was the most effective of 83 anticancer agents tested in several patient DIPG cell lines.

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body. The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nano-technology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading edge nano-technology used for targeting medications to sites of disease.

By improving biodelivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech's headquarters and R&D facility is in Cardiff, UK, and manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the potential treatment options for MTX110 and the development of the programme.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.